UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Management Network Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	48-1129619 (I.R.S. Employer Identification No.)
7300 College Boulevard, Suite 302 Overland Park, Kansas (Address of principal executive offices)	66210 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective to General Instruction A.(c), check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective to General Instruction A.(d), check the following box.  [  ]

Securities Act registration statement file number to which this form relates:   Not Applicable  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant's Securities to be Registered.

On July 16, 2010, the Board of Directors of The Management Network Group, Inc., a Delaware corporation (the "Company"), approved an amendment and restatement of the Rights Agreement dated as of March 27, 2008 (the "Original Rights Agreement"), as set forth in the Amended and Restated Rights Agreement dated as of July 19, 2010 (the "Rights Agreement") between the Company and Computershare Trust Company, N.A., as Rights Agent (the "Rights Agent").  The purposes of the amendment to the Original Rights Agreement include the following:  (1) to increase the ownership threshold under the Rights Agreement from five percent (5%) to fifteen percent (15%) and delete the provisions of the Rights Agreement relating to the Company's net operating loss carryforwards; (2) to expand the definition of "Beneficial Owner" for purposes of the Rights Agreement to include ownership of certain securities where a holder uses a contract, arrangement or device (including any derivative, swap or similar transaction or instrument) to divest beneficial ownership of the securities to avoid triggering the Rights Agreement or to evade the reporting requirements of the federal securities laws; (3) to reflect adjustments which occurred as a result of the Company's 1-for-5 reverse stock split that was effected on February 7, 2010; (4) to provide additional procedures for an exchange of Rights for stock pursuant to the Rights Agreement; (5) to revise the definition of "Permitted Offer" in the Rights Agreement; (6) to change the period for independent director reviews of the Rights Agreement from every year to every three years; and (7) to make updating and technical corrections and clarifications.

On March 27, 2008, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $.001 per share (the "Common Stock"), payable to stockholders of record at the close of business on April 7, 2008 (the "Record Date").  The Company effected a 1-for-5 reverse stock split of the Common Stock on February 7, 2010, resulting in an increase in the number of Rights for each share of Common Stock to five Rights per share and increasing the par value of the Common Stock to $.005 per share.  The description and terms of the Rights are set forth in the Rights Agreement.

The Board of Directors adopted the Rights Agreement to preserve for the Company's stockholders the long-term value of the Company in the event of a proposed takeover and to provide a framework in which any appropriate takeover bids for the Company can be considered in a deliberate, proper and fully informed manner.

As further described below with respect to the definition of "Acquiring Person", the Rights Agreement is intended to deter any Person (as defined in the Rights Agreement) and certain related parties from acquiring beneficial ownership of 15% or more of the Company’s outstanding Common Stock without the approval of the Company’s Board of Directors.  The Rights Agreement is also intended to deter any Person which together with certain related parties currently beneficially owns 15% or more of the Company’s outstanding Common Stock from becoming the beneficial owner of additional shares of Common Stock constituting 0.5% or more of the then outstanding shares of Common Stock (other than pursuant to a stock dividend by the Company, a Permitted Offer or any employee or director benefit plan or agreement of the Company or any subsidiary of the Company).

Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding or, with respect to any of the shares of Common Stock held in uncertificated book-entry form (each, a "Book-Entry"), by such Book-Entry, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed.  The Rights will separate from the Common Stock and a Distribution Date  (as defined in the Rights Agreement) will occur upon the earlier of (i) ten business days following public announcement that a Person (as defined in the Rights Agreement) has become an "Acquiring Person" (defined below) or public disclosure by the Company or an Acquiring Person of facts indicating that such Person has become an Acquiring Person, or (ii) ten business days (or such later date as the Board of Directors shall determine) following the commencement of, or the first public announcement of an intention to commence, a tender or exchange offer that would result in a Person becoming an "Acquiring Person."

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates or Book-Entries, (ii) new Common Stock certificates and confirmations for Book-Entries issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) transfer on the Company’s direct registration system of any Common Stock represented by a Book-Entry or transfer of any certificate for Common Stock, in each case, with or without a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except in certain circumstances specified in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until after the Distribution Date and until the Rights are no longer redeemable.  Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock"), of the Company, at a purchase price of $8.00 per Unit, subject to adjustment (the "Purchase Price").  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued. The Rights will expire at the close of business on March 27, 2018, unless extended or earlier redeemed by the Company as described below.

In the event that a Person becomes an Acquiring Person, each holder of a Right will have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right.  The Rights will not be exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below.  Following the occurrence of such an event all Rights that are beneficially owned by any Acquiring Person (or any Affiliate or Associate (as such terms are defined in the Rights Agreement) of an Acquiring Person and certain transferees) will be null and void and may not thereafter be exercised or transferred.

For example, at the initial Purchase Price of $8.00 per Right, each Right not owned by an Acquiring Person or an Affiliate or Associate of the Acquiring Person or any subsequent holder, following an event set forth in the preceding paragraph would entitle its holder to purchase $16.00 worth of Common Stock (or other consideration, as noted above) for $8.00.  Assuming that the Common Stock had a per share value of $2.00 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $8.00.

In the event that, at any time on or after the date on which there has been public announcement that a Person has become an Acquiring Person or public disclosure of facts indicating that such Person has become an Acquiring Person (the "Stock Acquisition Date") (which, for purposes of this paragraph also includes the date on which there has been a public announcement that any Person has acquired 15% or more of the outstanding shares of Common Stock pursuant to a Permitted Offer), (i) the Company merges or consolidates with another corporation or association, and the Company is not the surviving corporation or all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (ii) more than 50% of the

Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth above), shall thereafter have the right to receive upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right, subject to certain exceptions in the event of a Permitted Offer.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

At any time after any Person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding Common Stock, the Company may exchange, in whole or in part, one-fifth of one share of Common Stock (or substitute securities or assets) for each Right of each holder (other than the Acquiring Person and the Acquiring Person's Affiliates and Associates and certain transferees), subject to adjustment for any stock split, stock dividend or similar transaction occurring after July 19, 2010.

Under the Rights Agreement, an "Acquiring Person" is any Person who or which, together with all Affiliates and Associates of such Person, is or becomes the beneficial owner of 15% or more of the shares of Common Stock then outstanding (other than as a result of a Permitted Offer). The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, or (iv) any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan. In addition, a Person shall not be an "Acquiring Person" if:

(i) the proportionate number of shares beneficially owned by such Person, together with all Affiliates and Associates of such Person, increases to 15% or more of the shares of Common Stock then outstanding solely as the result of an acquisition of Common Stock by the Company, so long as the Person, together with all Affiliates and Associates of such Person, does not thereafter become the beneficial owner of additional shares of Common Stock constituting 0.5% or more of the then outstanding shares of Common Stock (other than pursuant to a stock dividend by the Company, a Permitted Offer or any employee or director benefit plan or agreement of the Company or any subsidiary of the Company);

(ii) such Person, together with all Affiliates and Associates of such Person, was the beneficial owner on July 19, 2010 of 15% or more of the shares of Common Stock then outstanding, so long as the Person, together with all Affiliates and Associates of such Person, does not thereafter become the beneficial owner of additional shares of Common Stock constituting 0.5% or more of the then outstanding shares of Common Stock (other than pursuant to a stock dividend by the Company, a Permitted Offer or any employee or director benefit plan or agreement of the Company or any subsidiary of the Company); or

(iii) the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person.

A Permitted Offer is an offer determined by a majority of the Independent Directors of the Company to be a fully-financed offer for all outstanding shares of Common Stock at a per share offer price as to which a nationally recognized investment banking firm retained by the Board of Directors of the Company has not rendered an opinion to the Board of Directors that such price is either unfair or inadequate, and meeting certain other conditions. A Permitted Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of

Common Stock not tendered for the same consideration. If the Permitted Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded company, and the board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Permitted Offer must also remain open for at least 90 business days following commencement.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or convertible into Preferred Stock with a conversion price, less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

The number of outstanding Rights attached to each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions or combinations of the shares of Common Stock, if such split, dividend, subdivision or combination occurs prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Preferred Stock will only be entitled to receive dividends when concurrently declared with the Common Stock and then at a rate equal to 200 times (the "Series A Multiple") the amount per share to be received by holders of Common Stock, subject to adjustment.  In the event of liquidation, the holders of shares of Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the product of the Series A Multiple and $1.00 per share, plus declared but unpaid dividends to the date of distribution; or (ii) an amount per share equal to the product of the Series A Multiple times the aggregate amount to be distributed per share to holders of Common Stock.  Each share of Preferred Stock will have 200 votes, voting together with the shares of Common Stock, subject to adjustment.  Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock, subject to adjustment. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of a Unit of Preferred Stock should approximate the value of one-fifth of one share of Common Stock.

At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), subject to adjustment for any change in the number of Rights outstanding as a result of any stock split, stock dividend or similar transaction.  Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights Agreement provides that the Board of Directors' Stockholder Rights Plan Committee composed of independent and disinterested directors will review the Rights Agreement at least once every three years in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders.  This committee will communicate its conclusions to the full Board of Directors after each review, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income upon the Distribution Date.

Any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors for so long as the Rights are redeemable, except that the Redemption Price cannot be changed.  After the Rights cease to be redeemable, the provisions of the Rights Agreement may be amended from time to time by resolution of the Company's Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its Affiliates or Associates), or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment may cause the Rights again to become redeemable or to be amendable more broadly than contemplated by this sentence.

As of July 16, 2010, there were 20,000,000 shares of Common Stock authorized and approximately 7,043,303 shares issued and outstanding. Additional shares have been reserved for issuance pursuant to employee benefit plans of the Company. Each share of Common Stock outstanding at the close of business April 7, 2008  received one Right. Rights will also be issued with respect to shares of Common Stock issued or transferred by the Company after April 7, 2008 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated July 19, 2010 filed with the Securities and Exchange Commission.

Item 2.  Exhibits.

The following exhibits to this Amendment No. 1 to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit No.              Description

3.1
Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2010).

3.2
Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on July 19, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 19, 2010 filed with the Securities and Exchange Commission).

3.3	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2009).

4.1
Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-87383) filed by the Company with the Securities and Exchange Commission on November 18, 1999).

4.2
Registration Rights Agreement, dated February 12, 1998, among the Company and certain holders of the Company’s common stock (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-87383) filed with the Securities and Exchange Commission on September 20, 1999).

4.3
Amended and Restated Rights Agreement, dated as of July 19, 2010, by and between the Company and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 19, 2010, filed with the Securities and Exchange Commission).

4.4
Form of Rights Certificate (incorporated by reference to Exhibit B to the Amended and Restated Rights Agreement filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 19, 2010, filed with the Securities and Exchange Commission).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE MANAGEMENT NETWORK GROUP, INC.

By:	/s/ Donald E. Klumb
Donald E. Klumb
Vice President and Chief Financial Officer

Date: July 19, 2010